Exhibit 99.6

RNS Number: 4357E
Wolseley PLC
25 October 2004

WOLSELEY PLC

25 October 2004

Notification under the Listing Rules – Directors – Shares – Rule 16.3 (c)

Wolseley plc confirms that Mr F N Hord, who is responsible for the Company's US Building Materials Distribution business, increased his shareholding in the Company on 25 October 2004 by 19,000 ordinary shares.

He exercised the under-noted share options under the terms of the Wolseley 1989 Executive Share Option Scheme and has retained all such shares issued to him. He also sold 20,000 ordinary shares at 909 pence per share. Mr Hord has also gifted 1,500 ADRs representing 3,000 ordinary shares in the capital of the Company to two US based charities. As a result of the above transactions, Mr Hord now holds 82,807 ordinary shares of the Company.

Director's Name	No. of options exercised	Exercise price per share (in pence)	No. of shares acquired	Date of acquisition

Mr F N Hord	10,000	456.50	10,000	25.10.2004
	10,000	483.50	10,000	25.10.2004
	10,000	381.00	10,000	25.10.2004
	12,000	397.00	12,000	25.10.2004

Ends

This information is provided by RNS
The company news service from the London Stock Exchange